[redacted]

11017890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAY 3 1 2011

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 45648 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/10 AND ENDING 03/31/11
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinhan Investment America Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yoon Pak 212-397-0041
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/10

KPMG



# SHINHAN INVESTMENT AMERICA INC.

(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (the Company), a wholly owned subsidiary of Shinhan Investment Corp., as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 27, 2011

**SHINHAN INVESTMENT AMERICA INC.**
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2011

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,589,073 |
| Certificate of deposit | | 1,053,343 |
| Commissions receivable | | 151,254 |
| Prepaid taxes | | 80,983 |
| Income tax receivable | | 319,495 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $283,225 | | 35,659 |
| Other assets | | 30,556 |
| Total assets | $ | 4,260,363 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 102,873 |
| Total liabilities | | 102,873 |
| Commitments (note 6) | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized, issued, and outstanding, 15,000 shares | | 150 |
| Additional paid-in capital | | 4,199,850 |
| Accumulated deficit | | (42,510) |
| Total stockholder's equity | | 4,157,490 |
| Total liabilities and stockholder's equity | $ | 4,260,363 |

See accompanying notes to statement of financial condition.

**SHINHAN INVESTMENT AMERICA INC.**
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

March 31, 2011

## (1) Organization and Summary of Significant Accounting Policies

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. (FINRA). In August 2009, the Company changed its name from Good Morning Shinhan Securities USA Inc. to Shinhan Investment America Inc. to conform with the Parent's name change from Good Morning Shinhan Securities Co., Ltd. to Shinhan Investment Corp.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

### *(a) Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### *(b) Depreciation and Amortization*

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

### *(c) Commissions Receivable*

The majority of the commission receivable is due from the Parent. As of March 31, 2011, the Company also has outstanding commission receivable of $151,254 from clearing organizations.

### *(d) Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes - Overall* (formerly known as FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained by the applicable tax authority. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest related to unrecognized tax benefits is recorded as interest expense and penalties in other operating expenses, if any.

### *(e) Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### *(f) Fair Value Measurements*

The Company accounts for fair value measurements of financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

## (2) Related-Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also utilized its cash surplus in the form of certificate of deposit and money market account in an affiliated bank. A summary of balances with the Parent and an affiliate as of March 31, 2011 is as follows:

| | | |
|---|---|---|
| Certificate of deposit and money market account | $ | 1,525,436 |
| Commissions receivable | | 149,555 |
| Accrued interest on certificate of deposit | | 2,466 |

## (3) Certificates of Deposit

At March 31, 2011, certificates of deposit amounted to $3,337,609, which mature through September 12, 2011, with interest rates ranging from 0.70% to 0.90% per annum. Out of total certificates of deposit of $3,337,609, two certificates of deposit with original maturities of three months amounting to $2,284,265 were classified as cash equivalents as of March 31, 2011.

## (4) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2011 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 261,021 |
| Deferred rent | | 13,133 |
| Accrued bonus | | 8,713 |
| Furniture, equipment, and leasehold improvements, principally due to differences in depreciation | | 31,370 |
| Total gross deferred tax assets | | 314,237 |
| Less valuation allowance | | 314,237 |
| Net deferred tax assets | $ | — |

The net change in the valuation allowance for the year ended March 31, 2011 was an increase of $314,237. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

FASB ASC 740-10 requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2010, 2009 and 2008 for the federal, state, and local jurisdictions.

**(5) Net Capital Requirements**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (SEC). This Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the Rule, the Company may be required to reduce its business, if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business, if its net capital ratio exceeds 10 to 1.

At March 31, 2011, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,014,107. The Company's percentage of aggregate indebtedness to net capital was 5.11%.

**(6) Commitments**

As of March 31, 2011, the Company was obligated under several noncancelable operating leases mainly for its office space and information and office equipment, which expire through October 31, 2014. The office lease contains a rent escalation clause for increases in base property taxes and wage rate and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2011 are as follows:

| | | |
|---|---|---|
| Year ending March 31: | | |
| 2012 | $ | 304,000 |
| 2013 | | 280,000 |
| 2014 | | 7,000 |
| 2015 | | 3,000 |
| | $ | 594,000 |

**(7) Off-Balance-Sheet Risk**

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

**(8) Fair Value Measurements**

The Company accounts for fair value measurements in accordance with ASC Topic 820 for financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

***Fair Value of Financial Instruments***

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2011. The Company estimates fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value amounts. Accordingly, the estimates presented herein do not necessarily indicate the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimates of fair value amounts.

| | | Carrying amount | Fair value |
|---|---|---|---|
| Financial assets: | | | |
| Certificates of deposit | $ | 3,337,609 | 3,337,609 |
| Commissions receivable | | 151,254 | 151,254 |
| Accrued interest receivable | | 4,027 | 4,027 |
| Financial liabilities: | | | |
| Accrued expenses | $ | 52,726 | 52,726 |

The carrying amounts of certificates of deposit, commissions receivable, accrued interest receivable, and accrued expenses approximate fair value because of the short maturity of these instruments.

The Company had no assets and liabilities that are measured at fair value on a recurring basis, and also had no nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2011.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these

financial instruments since that date, and therefore, current estimates of fair values may differ significantly from the amounts presented herein.

*Off-Balance-Sheet Risks*

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

**(9) Subsequent Events**

The Company has evaluated subsequent events from the balance sheet date through May 27, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Shinhan Investment America Inc. (the Company) and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 27, 2011